March 31, 2026

Chris Mondzelewski
Chief Executive Officer
BRC Inc.
3131 W. 2210 S., Suite C
West Valley City, UT 84119

       Re: BRC Inc.
           Registration Statement on Form S-3
           Filed on March 25, 2026
           File No. 333-294604
Dear Chris Mondzelewski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Elizabeth Razzano